Exhibit 99.1
Gogoro Announces Results of Annual General Meeting of Shareholders
TAIPEI, Taiwan, June 2, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it held its Annual General Meeting of Shareholders (“2025 AGM”) on May 28, 2025. Each of the resolutions submitted to the shareholders for approval at the 2025 AGM has been approved.

Specifically, the shareholders of the Company passed and approved by ordinary resolutions that:

1.the Board of Directors of the Company be authorized to consolidate the authorized share capital of the Company, comprising both issued and unissued ordinary shares of a nominal or par value of US$0.0001 each, at a ratio ranging from no consolidation to a maximum consolidation ratio of 100:1 (the “Share Consolidation”), with the exact ratio within that range and the exact date to effect the Share Consolidation to be determined by the Board of Directors of the Company, at its discretion, within one year of the date of the AGM and the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued ordinary shares in the capital of the Company;
2.the adjournment of the AGM by the chairman of the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved; and
3.each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit, including causing the Company's register of members to be updated and all necessary filings to be made with the Registrar of Companies in the Cayman Islands.

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

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